Exhibit 1.14

FUSJONSRAPPORT	MERGER REPORT
FRA STYRET I	FROM THE BOARD OF DIRECTORS OF
ARCUS ASA	ARCUS ASA

1. Introduksjon	1. INtroduction
Styrene i Arcus ASA ("Arcus") og Altia Plc ("Altia") har inngått en fusjonsavtale og har blitt enige om en fusjonsplan for en fusjon av de to selskapene.	The Board of Directors of Arcus ASA ("Arcus") and Altia Plc ("Altia") have entered into a combination agreement and has agreed on a merger plan for a merger between the two companies.
Altia er et finsk selskap hjemmehørende i Finland og den forslåtte fusjonen vil derfor gjennomføres som en fusjon over landegrensene i henhold til allmennaksjeloven kapitel 13 del VII og kapittel 16 i den finske aksjeloven. Denne rapporten datert 29. september 2020 er derfor utarbeidet av styret i Arcus ("Styret") i henhold til allmennaksjeloven §§ 13-27 og 13-9. Rapporten gir en oversikt over hva fusjonen vil bety for de fusjonerende selskapene.	Altia is a company registered and domiciled in Finland and, thus, the proposed merger will be a cross-border merger in accordance with chapter 13 part VII of the Norwegian Public Limited Liability Companies Act (the "Norwegian Companies Act") and chapter 16 of the Finnish Companies Act. This report dated 29 September 2020 has thus been prepared by the Board of Directors of Arcus (the "Board") in accordance with section 13-27 and section 13-9 of the Norwegian Companies Act. The report gives an overview of the consequences the merger will have for the merging companies.
I det følgende vil Arcus også omtales som "Selskapet", Arcus og Altia sammen som "Selskapene" og det fusjonerte selskapet som det "Kombinerte Selskapet".	In the following, Arcus will also be referred to as the "Company", Arcus and Altia together as the "Companies" and the merged company as the "Combined Company".
2. Fusjonens begrunnelse og betydning for selskapet	2. Reasons for the merger and its implication for the company
Gjennom fusjonen vil alle Selskapets eiendeler, rettigheter og forpliktelser som helhet overføres til Altia som det overtakende selskapet. Arcus vil bli oppløst på tidspunktet for gjennomføringen av fusjonen. Som fusjonsvederlag vil aksjonærene i Arcus på tidspunktet for gjennomføringen av fusjonen motta aksjer i Altia gjennom en kapitalforhøyelse i dette selskapet.	Through the merger, all of the Company's assets, rights and liabilities will be transferred to Altia as the surviving entity. Upon completion of the merger, Arcus will be dissolved. The shareholders of Arcus will upon completion of the merger, receive shares in Altia as merger consideration through a share capital increase in this company.
Arcus vil bli strøket fra notering på Oslo Børs fra tidspunktet for gjennomføringen av fusjonen. Det Kombinerte Selskapet skal fortsatt være notert på den offisielle listen på Nasdaq Helsinki. Det Kombinerte Selskapet vil søke å sikre at aksjene i det Kombinerte Selskapet eller depotbevis eller interesser som representerer aksjene i det Kombinerte Selskapet, alt etter hva som vil gjelde, blir sekundærnotert på Oslo Børs i forbindelse med gjennomføringen av Fusjonen eller så snart som mulig deretter, i en overgangsperiode på fire (4) måneder regnet fra den første handelsdagen for sekundærnoteringen på Oslo Børs, hvoretter	Arcus will be delisted from Oslo Børs at the time of completion of the merger. The Combined Company will continue to be listed on the official list of Nasdaq Helsinki. The Combined Company will seek to ensure that the shares in the Combined Company or depository receipts or interests representing the shares in the Combined Company, as the case may be, will be subject to a secondary listing on the Oslo Børs, in connection with the completion of the Merger or as soon as possible thereafter, for a transitional period of four (4) months from the first day of the secondary listing on the Oslo Børs, after which the shares in the Combined Company (or

aksjene i det Kombinerte Selskapet (eller depotbevis eller interesser som representerer aksjene i det Kombinerte Selskapet, alt etter hva som vil gjelde) skal strykes fra Oslo Børs.	depository receipts or interests representing the shares in the Combined Company, as the case may be) shall be delisted from the Oslo Børs.
Det Kombinerte Selskapet vil endre navn til Anora Group Plc og vil ha forretningssted i Helsinki, Finland og hovedkontorfunksjoner i Helsinki. Administrerende direktør i det Kombinerte Selskapet vil være Pekka Tennilä, dagens administrerende direktør i Altia.	The Combined Company will change name to Anora Group Plc and be domiciled in Helsinki Finland, with headquarter functions in Helsinki. The chief executive officer of the Combined Company will be Pekka Tennilä, the current CEO of Altia.
Etter Styrets oppfatning er det et sterkt rasjonale for fusjonen. Fusjonen vil skape et sterkt firma innen merkevarer for vin og brennevin i Norden, og vil ha en unik portefølje av merker. Dette, kombinert med dyp forbrukerinnsikt, lokal forståelse og sterk evne til å vokse gjennom innovasjon, vil gjøre det Kombinerte Selskapet enda bedre i stand til å møte forbrukernes stadig nye behov i tiden fremover. Det Kombinerte Selskapet vil ha førsteklasses tilgang til hele det nordiske markedet ved å kunne tilby ett kontaktpunkt for kundene. Dette, supplert med salgsekspertise og et stort distribusjonsnettverk i de komplekse nordiske markedene, vil gjøre det Kombinerte Selskapet til en enda mer attraktiv partner.	The Board believes that there is a strong rational for the merger. The merger will form a strong wine and spirits brand house in the Nordics, and will have a unique portfolio of brands. This, combined with deep consumer insights, local understanding and strong capabilities to grow through innovation, will ensure that the Combined Company is able to meet the changing needs of consumers even better going forward. The Combined Company will have a premier pan-Nordic route-to-market offering a one-stop shop for customers. This, complemented with sales excellence and a wide distribution presence in the complex Nordic markets, will make the Combined Company an even more attractive partner.
Fusjonen vil muliggjøre vekst for det Kombinerte Selskapet både innenfor og utenfor hjemmemarkedene, og den kombinerte porteføljen av ikoniske nordiske merker har et reelt og betydelig eksportpotensiale som kan utnyttes videre.	The merger will allow the Combined Company to strive for growth both in and outside its home markets and the combined portfolio of iconic Nordic brands has tangible and significant export potential that can be further exploited.
Fusjonen innebærer en betydelig endring i skala med forventet effekt gjennom hele verdikjeden. Dette vil gjøre det mulig for det Kombinerte Selskapet å forbedre sin kostnadsposisjon og søke ytterligere effektivitetsgevinster på sikt. Sammenslåingen tar sikte på å gi EBITDA netto synergier på ca. EUR 8-10 millioner årlig gjennom kostnadssynergier i innkjøp, produksjon, logistikk og SG&A, samt inntektssynergier fra hjemmemarkedene og øvrige markeder.	The merger provides a step-change in scale with expected efficiencies throughout the value chain. It will allow the Combined Company to improve its cost position and seek additional efficiency gains in the long term. The combination targets EBITDA net synergies of around EUR 8-10 million annually, to be achieved through cost synergies in sourcing, manufacturing, logistics and SG&A, as well as revenue synergies from home markets and beyond.
For nærmere informasjon om rasjonale for og detaljer om fusjonen vises det til Selskapets børsmelding i forbindelse med offentliggjøring av fusjonen publisert den 29. september 2020 og den felles fusjonsplanen utarbeidet av Selskapene med samme dato.	For further information regarding the reasons for, and details of, the merger, reference is made to the Company's stock exchange announcement regarding the merger published on 29 September 2020 and the joint merger plan prepared by the Companies with the same date.
3. Fastsettelse av fusjonsvederlaget	3. Determination of the merger consideration
Fusjonen er basert på et bytteforhold som reflekterer en relativ verdi av Altia og Arcus på 53,5:46,5 ("Bytteforholdet"), i tillegg til at et ekstra utbytte på inntil totalt EUR 0,40 per aksje i Altia	The merger is based on an exchange ratio reflecting a relative value of Altia and Arcus of 53.5:46.5 (the "Exchange Ratio"), in addition to which an extra dividend in the maximum total

(tilsvarende ca. EUR 14,5 millioner) vil utbetales til Altia aksjonærene før fusjonen gjennomføres (det ekstra utbytte kommer i tillegg til utbytte på EUR 0,21 per aksje som ble godkjent utdelt på Altias ordinære generalforsamling 4. juni 2020 (tilsvarende ca EUR 7,6 millioner som skal utbetales før utløpet av 2020).	amount of EUR 0.40 per share in Altia (corresponding to approximately EUR 14.5 million) will be paid to Altia's shareholders before the Merger is completed (the extra dividend is in addition to the dividend of EUR 0.21 per share authorized by the Annual General Meeting of Altia held on 4 June 2020 (corresponding to approximately EUR 7.6 million) and payable before the end of 2020).
Bytteforholdet er fastsatt på grunnlag av de vurderte relative verdsettelsene av Selskapene, ved bruke av alminnelig brukte verdivurderingsmetoder, inkludert markedsbasert verdsettelse og lønnsomhetsbidrag.	The Exchange Ratio has been determined based on the assessed relative valuations of the Companies, applying generally used valuation methods, including market-based valuations and profitability contributions.
Bytteforholdet støttes av fairness opinions innhentet av styrene i Selskapene fra hver av sine respektive finansielle rådgivere.	The Exchange Ratio is supported by fairness opinions obtained by the Board of Directors of the Companies from each of their financial advisors.
Aksjonærene i Selskapet vil motta 0,4618 nye aksjer i det Kombinerte Selskapet som fusjonsvederlag ("Vederlagsaksjene") for hver aksje registrert som eiet av dem på en fremtidig registreringsdato som vil fastsettes og annonseres i forbindelse med gjennomføring av fusjonen.	The shareholders of the Company will receive 0.4618 new shares in the Combined Company as merger consideration (the "Consideration Shares") for each share registered as held by them at a future record date to be determined and announced in connection with completion of the merger.
Det vil ikke utstedes Vederlagsaksjer med hensyn til aksjer i Selskapet som er eiet av Selskapet selv.	No Consideration Shares will be issued with respect to shares in the Company held by the Company itself.
Per datoen for denne rapporten er det utstedt 68 023 255 aksjer i Selskapet, hvorav 6 948 aksjer eiet av Selskapet. Basert på situasjonen på datoen for denne fusjonsrapporten og det avtalte bytteforholdet vil det totale antallet Vederlagsaksjer som utstedes i fusjonen være 31 409 930 aksjer. Det endelige antallet Vederlagsaksjer som skal utstedes skal fastsettes basert på antallet aksjer i Selskapet som er utstedt, fratrukket egne aksjer, på en fremtidig registreringsdato som skal fastsettes i forbindelse med gjennomføringen av fusjonen.	As of the date of this report, there are 68,023,255 issued and outstanding shares in the Company, of which 6,948 shares are treasury shares held by the Company. Based on the situation on the date of this merger report and the agreed exchange ratio, the total number of Consideration Shares to be issued in the merger would be 31,409,930 Consideration Shares. The final total number of Consideration Shares to be issued shall be determined on the basis of the number of shares issued by the Company, excluding treasury shares held by the Company, at a record date to be set in connection with the completion of the merger.
Dersom antallet Vederlagsaksjer som skal mottas av en aksjonær er et brøkdelstall, vil brøkdelen avrundes ned til nærmeste hele aksje. Rettigheter til brøkdeler av aksjer i det Kombinerte Selskapet vil slås sammen og selges gjennom handel på Nasdaq Helsinki eller Oslo Børs. Provenyet fra et slikt salg vil utbetales til aksjonærer som har rett til å motta slike brøkdeler, forholdsmessig beregnet etter den enkelte aksjonærs brøkdelsrettigheter. Kostnader forbundet med salget og fordeling av brøkdelsrettigheter vil dekkes av Altia.	In case the number of Consideration Shares to be received by a shareholder is a fractional number, the fraction will be rounded down to the nearest whole share. Fractional entitlements to new shares of the Combined Company shall be aggregated and sold in public trading on Nasdaq Helsinki or Oslo Børs. The proceeds from such sale shall be distributed to shareholders entitled to receive such fractional entitlements calculated in proportion to each shareholder's fractional entitlements. Any costs related to the sale and distribution of fractional entitlements will be borne by Altia.
Det er kun en aksjeklasse i Altia, og aksjene i Altia er uten en pålydende verdi. Vederlagsaksjene vil være ordinære aksjer og ha samme rettigheter som	There is only one share class in Altia, and the shares in Altia do not have a nominal value. The Consideration Shares will be ordinary shares and

de eksisterende aksjene i Altia.	have equal rights as the existing shares of Altia.
Det vil ikke betales kontantvederlag til aksjonærene i Selskapet i forbindelse med fusjonen.	No cash consideration will be paid to the shareholders' of the Company in connection with the merger.
Det er Styrets vurdering at Bytteforholdet og fusjonsvederlaget er rimelig og at fusjonen er i Selskapets og aksjonærenes beste interesse. Det har ikke vært noen særlige utfordringer ved fastsettelsen av fusjonsvederlaget.	The Board is of the opinion that the Exchange Ratio and the merger consideration is fair and that the merger is in the best interest of the Company and its shareholders. There have not been any particular difficulties in determining the merger consideration.
Styrets vurdering støttes av en fairness opinion som er innhentet fra Selskapets finansielle rådgiver, ABG Sundal Collier ASA. En uavhengig sakkyndig redegjørelse er utstedt av KWC AS i henhold til allmennaksjeloven § 13-28 jf. § 13-10. Det vises til denne sakkyndige redegjørelsen for ytterlige detaljer om KWC AS' vurderinger, herunder deres vurdering av fremgangsmåtene som er benyttet for å fastsette fusjonsvederlaget og rimeligheten og sakligheten av fusjonsvederlaget.	The Board's opinion is supported by the obtained fairness opinion from the Company's financial advisor, ABG Sundal Collier ASA. An independent expert statement is issued by KWC AS pursuant to section 13-28 cf. section 13-10 of the Norwegian Companies Act. Reference is made to the expert statement for further details on KWC AS' assessments, including their assessment of the procedures used for determining the merger consideration and the fairness and justification of the merger consideration.
4. BetingelseR for gjennomføring av fusjonen	4. Conditions for completion of the merger
Gjennomføring av fusjonen er betinget av at flere vilkår er oppfylt, herunder, men ikke begrenset til at:	Completion of the merger is conditional upon several conditions being fulfilled, including, but not limited to:
• godkjennelse av fusjonen på de ekstraordinære generalforsamlingene til Selskapenes med nødvendig flertall som for vedtektsendring påkrevet i allmennaksjeloven og den finske aksjeloven;	• the merger being approved by the Companies' general meetings with the majority required for amendment of the articles of association pursuant to the Norwegian Companies Act and the Finnish Companies Act;
• Altia utbytte det vises til i pkt 3 er godkjent og utbetaling er gjennomført;	• approval of the Altia dividend referred to in item 3 and such distribution having being executed;
• konkurransegodkjennelser og myndighets-godkjennelser er innhentet i henhold til fusjonsavtalen;	• competition approvals and regulatory approvals having been obtained in accordance with the combination agreement;
• Altia har mottatt skriftlige bekreftelser fra Helsinkibørsen på at noteringen av Vederlagsaksjene vil finne sted umiddelbart etter gjennomføringen av fusjonen;	• Altia having obtained written confirmations from Helsinki Stock Exchange that listing of the Consideration Shares will take place promptly upon the completion of the merger;
• finansieringen som er nødvendig i forbindelse med fusjonen er i all hovedsak tilgjengelig i henhold til finansieringsordningene som nærmere regulert i fusjonsavtalen;	• the financing required in connection with the merger being available materially in accordance with the financing arrangements as further regulated under the combination agreement;
• ikke noe tilfelle av mislighold knyttet til finansiell gjeld hos Arcus eller Altia har inntrådt og vedvarer, eller med rimelig sannsynlighet vil inntre som et resultat av gjennomføringen, hvis styrene i Altia og Arcus i god tro, vurderer det slik at et slikt tilfelle av mislighold med	• no event of default under any arrangement in respect of financial indebtedness of either Arcus or Altia having occurred and is continuing or is reasonably likely to occur as a result of the completion, if such event of default would, in the opinion of the boards of directors

rimelighet må forventes å ha vesentlig negativ effekt på det Kombinerte Selskapet;	of both Companies acting in good faith, be reasonably expected to have a material adverse effect on the Combined Company;
• ingen vesentlig negativ effekt har inntrådt på eller etter signeringsdatoen for fusjonsavtalen eller at ingen av Selskapene har, på eller etter signeringsdatoen, mottatt informasjon om at en vesentlig negativ effekt har inntrådt før signeringsdatoen som tidligere har vært ukjent for den;	• no material adverse effect having occurred on or after the date of signing of the combination agreement or neither of Arcus or Altia having, on or after the signing date, received information on a material adverse effect having occurred prior to the signing date and previously undisclosed to it;
• Arcus og Altia har i alle vesentlige henseender overholdt sine respektive forpliktelser etter fusjonsavtalen, herunder oppfylt alle sine forpliktelser til å oppfylle lovpålagte krav vedrørende fusjonen og dens gjennomføring i henhold til den finske aksjeloven og allmennaksjeloven; og	• Arcus and Altia having in all material respects complied with their respective covenants and obligations included in the combination agreement, including having satisfied all their obligations to fulfil the statutory requirements for the merger and the completion under the Finnish Companies Act and the Norwegian Public Companies Act; and
• fusjonsavtalen gjelder fortsatt og har ikke blitt sagt opp.	• the combination agreement remaining in force and not having been terminated.
5. Konsekvenser for ansatte	5. Consequences for employees
Fortsatt ansettelse	Continued employment
Selskapet har to ansatte, mens Selskapets datterselskaper har til sammen rundt 433 ansatte. Datterselskapene av Selskapet vil ikke bli direkte berørt av fusjonen.	The Company has two employees, while the Company's subsidiaries have in aggregate approximately 433 employees. The subsidiaries of the Company will not be directly affected by the merger.
Selskapets administrerende direktør og finansdirektør er de eneste to ansatte i Selskapet. Arbeidsforholdet til Selskapets finansdirektør vil videreføres i det Kombinerte Selskapet i samsvar med reglene for virksomhetsoverdragelse. Arbeidsforholdet til Selskapets administrerende direktør vil avsluttes senest på tidspunktet for gjennomføringen av fusjonen.	The Company's chief executive officer and chief financial officer are the two only employees in the Company. The employment of the Company's chief financial officer will be transferred to the Combined Company in accordance with the rules on transfer of undertakings in the Norwegian Employee Protection Act. The employment of the chief executive officer will be terminated at the latest upon completion of the merger.
Ansettelsesforholdet mellom Selskapets datterselskaper og deres ansatte vil videreføres uendret. De ansatte i Selskapets datterselskaper vil følgelig forbli ansatt hos sine nåværende arbeidsgivere på de vilkår og betingelser som er fastsatt i deres individuelle ansettelsesavtaler.	The employment relationships between the Company's subsidiaries and their employees will remain unchanged. The employees of the Company's subsidiaries will therefore remain employed with their current employers on the terms and conditions stipulated by their individual employment agreements.

Det foreligger på nåværende tidspunkt ingen planer om nedbemanning, overføring av ansatte eller andre restruktureringer som kan påvirke ansatte. Dersom slike tiltak vurderes i fremtiden vil det Kombinerte Selskapet og dets datterselskaper informere og avholde møter med de ansatte og/eller ansattes tillitsvalgte i samsvar med gjeldende lover og reguleringer i hver relevante jurisdiksjon.

Currently there are no plans for workforce reductions, relocation of employee or other restructuring measures in connection with the merger that may affect employees. To the extent such measures are considered in the future, the Combined Company and its subsidiaries will inform the employees and meet with the employees and/or the employee representatives in accordance with applicable laws and regulations in each relevant jurisdiction.
Ansatterepresentasjon	Employee representation
Ettersom Selskapet vil oppløses ved gjennomføringen av fusjonen, vil den nåværende ansattrepresentasjonsordningen i Styret ikke videreføres.	As the Company will be dissolved upon completion of the merger, the current employee representation structure in the Company's Board will not be continued.
Selskapene vil følge reglene for ansatterepresentasjon i forbindelse med en grensekryssende fusjon, som kan inkludere ordninger for ansatterepresentasjon i styret i det Kombinerte Selskapet.	The Companies will comply with rules applicable for employee participation in connection with a cross-border merger, which may include arrangements to have employee representatives on the Board of Directors of the Combined Company.
Siden det Kombinerte Selskapet vil være hjemhørende i Finland, vil det være underlagt finske reguleringer for ansatterepresentasjon. Finsk lov om ansatterepresentasjon i selskapenes forvaltning (725/1990) og finsk lov om arbeidstakerinnflytelse i europeiske selskaper (SE) (758/2004) som implementerer Europaparlaments- og rådsdirektiv 2005/56/EF av 26. oktober 2005, inneholder regler for organisering av ansatterepresentasjon i forbindelse med en grensekryssende fusjon.	Since the Combined Company will be domiciled in Finland, it will be subject to the Finnish regulations on employee participation. The Finnish Act on Personnel Representation in the Company Administration (725/1990) and the Finnish Act on Employee Involvement in European Companies (SE) (758/2004), which implement the directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005, set out the rules for arranging employee participation in connection with a cross-border merger.
I tråd med ovennevnte regelverk, med mindre Selskapene fatter en felles beslutning om å bruke såkalte standardregler, vil Selskapene forhandle med et særskilt forhandlingsorgan for de ansatte vedørende ordninger for ansatterepresentasjon i det Kombinerte Selskapet.	In accordance with the abovementioned acts, unless the Companies make a joint decision of applying so-called standard rules, the Companies will enter into negotiations with a special negotiating body of the employees regarding the arrangement of employee participation within the Combined Company.

Eventuell ansatterepresentasjon i Selskapets datterselskaper påvirkes ikke direkte av fusjonen og vil følgelig bestå etter gjennomføring av fusjonen med mindre en annen ordning er opprettet i tråd med gjeldende regler for slik ordninger.

Any employee representation in the Company's subsidiaries will not be directly affected by the merger and, thus, will continue to exist following completion of the merger unless another arrangement is made in accordance with the applicable rules for such arrangements.
Uttalelser fra de ansatte mv	Statements from the employees etc.
Denne fusjonsrapporten og fusjonsplanen med vedlegg vil gjøres tilgjengelig for alle ansatte i tråd med allmennaksjeloven §§ 13-11 (2) og 13-27 (2). Enhver skriftlig uttalelse fra de ansatte vil inkluderes i den videre fusjonsprosessen i tråd med allmennaksjeloven § 13-11 (4).	This merger report and the merger plan with appendices will be made available to all employees in accordance with section 13-11 (2) and 13-27 (2) of the Norwegian Companies Act. Any written statements from the employees will be included in the further merger process in accordance with section 13-11(4) of the Norwegian Companies Act.
6. Konsekvenser for selskapets aksjeeiere	6. Consequenses for the company's shareholders
For Selskapets aksjonærer vil fusjonen innebære at alle aksjer eiet i Selskapet byttes ut mot aksjer i det Kombinerte Selskapet som nærmere beskrevet i punkt 3 over. Alle aksjer i det Kombinerte Selskapet vil ha like aksjonærrettigheter og hver	For the Company's shareholders, the merger will entail that all shares held in the Company will be exchange for shares in the Combined Company as further described in section 3 above. All shares in the Combined Company will have equal shareholder rights, and each share carries one vote

aksje har én stemme på generalforsamlingen.	at the general meeting.
Aksjerettighetene i det Kombinerte Selskapet for øvrig vil være underlagt "Europarlamentets- og rådsdirektiv 2007/36/EF av 11 juli 2007 og Europaparlamentets- og rådsdirektiv 2017/828 av 17. mai 2017 om utøvelse av visse rettigheter for aksjonærer i børsnoterte selskaper" ("Aksjonærrettighetsdirektivene").	The shareholder rights in the Combined Company will be subject to "Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 and Directive 2017/828 of the European Parliament and of the Council of 17 May 2017 on the exercise of certain rights of shareholders in listed companies" (the "Shareholder Rights Directives").
Aksjonærrettighetsdirektivene har lignende aksjonærrettigheter som allmennaksjeloven. Per datoen for denne rapporten er Aksjonærrettighetsdirektivene delvis implementert i norsk rett, men en full implementasjon er forventet i løpet av kort tid. Dette betyr at aksjonærrettighetene i det Kombinerte Selskapet generelt ikke vil være dårligere enn eksisterende aksjonærrettigheter i Selskapet.	The Shareholder Rights Directives provide for similar shareholders' rights as the Norwegian Companies Act. As of the date of this report, the Shareholder Rights Directives are partially implemented in Norwegian law, with a full implementation expected shortly. This means that the shareholder rights in the Combined Company will generally not be inferior to the current shareholder rights in the Company.
Styret ønsker å fremheve følgende regler fra Aksjonærrettighetsdirektivene som kan være av interesse med hensyn til utøvelse av aksjonærrettigheter i det Kombinerte Selskapet: (i) den generelle innkallingsfristen til en generalforsamling er minimum 21 dager; (ii) aksjonærer kan kreve at saker tas opp på dagsordenen for generalforsamlingen, forutsatt at generalforsamlingen har kompetanse til å behandle saken; (iii) det Kombinerte Selskapet kan, men er ikke forpliktet til, å tillate elektronisk avstemning; og (iv) en aksjonær kan stemme ved fullmakt.	The Board wishes to emphasize the following regulations in the Shareholder Rights Directives, which may be of interest with regard to exercise of shareholder rights in the Combined Company: (i) the general notice period for a general meeting is minimum 21 days; (ii) shareholders may demand that matters are included in the agenda of the general meeting, provided that the general meeting has the specific competence to consider the matter; (iii) the Combined Company may, but has no obligation to, allow for electronic voting in the general meeting; and (iv) a shareholder may cast its vote by use of proxy.

Hvis Vederlagsaksjene i det Kombinerte Selskapet leveres til Selskapets aksjonærer i form av depotbevis eller interesser som representerer aksjene i det Kombinerte Selskapet (eller lignende ordning), kan aksjonærrettigheter måtte utøves gjennom forvalterbanken for depotbevisene eller interessene, f. eks. ved fullmakt eller ved at forvalterbanken utøver aksjonærrettigheter på vegne av eieren. Lignende mekanismer kan være gjeldende for aksjer som eies gjennom en forvalterkonto. Midlertidig direkteregistrering i aksjonærregisteret i det Kombinerte Selskapet kan også være nødvendig i visse tilfeller.

If the Consideration Shares in the Combined Company are delivered to the Company's shareholders in the form of depository receipts or interest representing the shares in the Combined Company (or similar arrangement), shareholder rights may have to be exercised through the custodian bank for the depository receipts or interests, e.g. by way of a power of attorney or by the custodian bank exercising shareholder rights on behalf of the holder. Similar mechanisms may apply to shares held on a nominee registered book-entry account. Temporary direct registration in the shareholders' register of the Combined Company may also be required in certain circumstances.
7. KONSEKVENSER AV FUSJONEN FOR SELSKAPETS KREDITORER	7. CONSEQUENCES FOR THE COMPANY'S CREDITORS
Selskapets finansiering består i dag hovedsakelig av en SEK 750 millioner terminlånsfasilitet, en NOK 800 millioner flervaluta revolverende kredittfasilitet og en NOK 50 millioner garantifasilitet med Skandinaviska Enskilda Banken AB (publ) ("SEB").	The main sources of the Company's external financing currently consist of a SEK 750 million term loan facility, a NOK 800 million multicurrency revolving facility and a NOK 50 million guarantee facility from Skandinaviska Enskilda Banken AB (publ) ("SEB").

Altia har sikret tilsagn om finansiering av fusjonen fra Nordea. Den nye finansieringen vil bestå av en EUR 73 millioner brolånsfasilitet i form av terminlån og en EUR 77 millioner brolånsfasilitet i form av en revolverende kredittfasilitet ("Brofasilitetene"), som begge vil være tilgjengelig fra og med gjennomføringen av fusjonen. Brofasilitetene vil ha forfallsdato atten (18) måneder etter signering av låneavtalen.	Altia has obtained a commitment for financing of the merger from Nordea. The new financing to be arranged in connection with the combination consists of a EUR 73 million bridge term loan facility and a EUR 77 million bridge revolving credit facility (the "Bridge Facilities"), each available from the completion date of the merger. The Bridge Facilities have a maturity date falling eighteen (18) months after the signing of the facilities agreement.
Hensikten med Brofasilitetene er å refinansiere Selskapets eksisterende fasiliteter med SEB, om nødvendig, og å finansiere betaling av transaksjonskostnader. Både Selskapet og Altia har imidlertid til hensikt å innhente samtykke fra sine eksisterende långivere til, blant annet, at dagens finansiering kan videreføres i en periode etter fusjonen for deretter å bli helt eller delvis refinansiert av det Kombinerte Selskapet etter fusjonen. Selskapet har mottatt slikt skriftlig samtykke fra SEB, men samtykket forutsetter at det gjennomføres en intern reorganisering av Arcus' konsernstruktur forut for fusjonen. En slik reorganisering vil innebære at det vesentligste av Selskapets eiendeler først fusjoneres ut til et nyopprettet selskap og deretter fusjoneres inn i et ytterligere nyopprettet datterselskap av Selskapet. Dette datterselskapet vil da overta Selskapets låntakerposisjon under den eksisterende finansieringen med SEB.	The Bridge Facilities are intended to be used towards refinancing the Company's material existing facilities if required, and payment of relevant transaction costs. However, the intention of each of the Company and Altia is to obtain certain waivers and consents from the lenders under their existing senior facilities agreements in order for the existing financing arrangements to continue in force and survive the merger and to be wholly or partially refinanced by the Combined Company after the merger. The Company has obtained a written waiver consent from SEB, however, such consent assumes the completion of an internal reorganization of the Arcus group structure prior to completion of the merger. Such reorganization would entail that substantially all assets of the Company are first de-merged into a new subsidiary of the Company and subsequently merged into an additional new subsidiary of the Company, whereby such subsidiary would become the new borrower under the financing arrangements with SEB.
Dersom reorganiseringen gjennomføres og finansieringen med SEB derved blir liggende i en periode, vil det ikke være behov for Brofasilitetene og disse vil i så fall bli kansellert.	If the reorganisation is completed prior to the merger and the SEB financing hence stays in place, the back-up financing would no longer be needed and the Bridge Facilities or the related commitment would therefore be cancelled.
Fusjonen og den nye finansieringen (dersom den benyttes), vil ikke i betydelig grad øke Selskapets eksterne gjeld, da hovedformålet med Brofasilitetene vil være å refinansiere Selskapets eksisterende gjeld i SEB. Etter gjennomføring av fusjonen vil Selskapets og Altias eksisterende lånefasiliteter (eller Brofasilitetene, om relevant) bli refinansiert under en ny syndikert og usikret bankfasilitet som arrangeres av de Kombinerte Selskapet.	The merger and the new financing will, if utilized, not substantially increase the Company´s indebtedness, since the main purpose of the Bridge Facilities would be to refinance the existing indebtedness of the Company with SEB. After the completion date of the merger, the Company's and Altia's existing bank facilities (or if applicable, the Bridge Facilities) will be refinanced under a new syndicated unsecured bank facility to be arranged for the Combined Company.
Slik ny finansiering vil være usikret og ingen av Selskapets konsernselskaper vil måtte garantere eller stille sikkerhet for denne finansieringen. Fusjonen og den nye finansieringen vil derfor ikke påvirke Selskapets eksisterende kreditorers prioritet for sine krav.	The new financing will be unsecured and none of the Company's group companies will be required to provide any security or issue any guarantee in favour of the creditors under the new financing. Thus, the merger or the new financing will not affect the priority of payment of the Company's existing creditors.
Den nye langsiktige finansieringen er sikret på konkurransedyktige vilkår og vil ha en nedbetalingsplan som er forenlig med det	The new financing has been obtained on competitive terms and will be repaid in accordance with the terms agreed with the new financing

Kombinerte Selskapets inntekter. Generelt sett antas økt størrelse, fortsatt moderat risikoprofil og styrket kapital og inntekter i det Kombinerte Selskapet å åpne for ytterligere finansieringsalternativer og moderate lånekostnader i det Kombinerte Selskapet. På bakgrunn av den foreslåtte reorganiseringen før gjennomføringen av fusjonen, er det styrets vurdering at fusjonen ikke vil gå på bekostning av muligheten for å innfri verken Selskapets eksterne finansiering dersom slik finansiering ikke refinansieres av den nye langsiktige finansieringen, eller Selskapets betalingsforpliktelser til leverandører og andre kreditorer.	providers, taking into account the income generated from the Combined Company. In general, the increased size, maintained moderate risk profile and strengthened capital and income base of the Combined Company should give potential for increased financing options and low cost of debt of the Combined Company. Due to the contemplated reorganization prior to the completion of the merger, it is the Board of Directors opinion that the merger will not be conducive to compromising the repayment of the Company's external financing, to the extent not refinanced under the new financing, or any of the Company's outstanding payments to its suppliers or any of its other creditors.
8. norske Skattemessige konsekvenser	8. Norwegian TAX Implications
Generelt	General
For norske skatteformål vil fusjonen anses som en skattenøytral fusjon, hvilket innebærer at fusjonen vil gjennomføres med skattekontinuitet. Dette gjelder både for Selskapet og Selskapets aksjonærer som videre redegjort for nedenfor. Beskrivelsene nedenfor gir kun en overordnet oversikt over de norske skattemessige konsekvensene av fusjonen og må ikke anses som uttømmende.	For Norwegian tax purposes, the merger is treated as a tax neutral merger, meaning that the merger will be completed with tax continuity. This applies to the Company as well as the Company's shareholders as further described below. The descriptions below only provides a high level overview of the Norwegian tax consequences of the merger and must not be considered as exhaustive.
Selskapet	The Company
Fusjonen vil som utgangspunkt ikke anses som en skattepliktig hendelse for Selskapet. Den utsatte beskatningen er basert på en forutsetning om kontinuitet hva gjelder skatteverdier og ervervsdatoer for eiendeler, rettigheter og forpliktelser som overføres til Altia i forbindelse med fusjonen. Det samme gjelder andre skatteposisjoner som Selskapet har. Hvis noen av Selskapets eiendeler, rettigheter eller forpliktelser opphører å være tilknyttet et norsk forretningssted i forbindelse med fusjonen, vil imidlertid disse eiendelene, rettighetene eller forpliktelsene være gjenstand for utflyttingsskatt i Norge.	As a point of basis, the merger will not be considered a taxable event for the Company. The deferred taxation is based on the assumption of continuity with regard to tax values and acquisition dates on assets, rights and obligations that are transferred to Altia in connection with the merger. The same applies to other tax positions held by the Company. However, if any assets, rights or obligations of the Company cease to be connected to a Norwegian permanent establishment in connection with the merger, these assets, rights or obligations are subject to exit taxation in Norway.
Aksjonærer bosatt I Norge	Shareholders resident in Norway
Fusjonen vil ikke anses som en skattepliktig handling for aksjonærene i Selskapet i den grad kun nye aksjer og ingen kontanter mottas som vederlag i fusjonen.	The merger will not be considered as a taxable event for the shareholders of the Company to the extent that only new shares and no cash are received as consideration in the merger.
Aksjonærer bosatt utenfor Norge	Shareholders resident outside Norway
Aksjonærer som ikke er bosatt i Norge er generelt ikke forpliktet til å skatte i Norge på gevinst realisert ved realisering av aksjer med mindre den ikke-norske skattebetaleren anses å ha et skattepliktig forretningssted i Norge i henhold til den norske	Shareholders not resident in Norway are generally not liable to tax in Norway on capital gains realized on realization of shares in a Norwegian company, unless the non-resident taxpayer is deemed to have a permanent establishment in Norway

skatteloven og den relevante skatteoverenskomsten, og aksjene anses som eiendeler av denne permanente etableringen.	according to the Norwegian Income Tax Act and the applicable tax treaty, and the shares are considered as assets of that permanent establishment.

For aksjonærer som er bosatt i en annen jurisdiksjon enn Norge kan fusjonen anses som en skattepliktig transaksjon i jurisdiksjonen hvor aksjonæren er bosatt. Aksjonærer som ikke er bosatt i Norge bør rådføre seg med egne skatterådgivere hva gjelder konsekvensene av fusjonen i jurisdiksjonen hvor de har bosted eller statsborgerskap.

For shareholders tax resident in other jurisdictions in Norway, the merger can be regarded as a taxable transaction in the jurisdiction where the shareholder is resident. Shareholders that are not resident in Norway should consult with its own tax advisors as to the consequences of the merger in their own state of residence or citizenship.
* * *	* * *
I tilfelle motstrid mellom den norske og den engelske versjonen av denne rapporten skal den norske versjonen gjelde.	In case of discrepancies between the Norwegian and the English version of this report, the Norwegian version shall prevail.

[SIGNATURSIDE FØLGER/SIGNATURE PAGE FOLLOWS]

 [SIGNATURSIDE STYRETS RAPPORT – STYRET I ARCUS ASA /

SIGNATURE PAGE BOARD REPORT – BOARD OF DIRECTORS OF ARCUS ASA]

Styret i / the Board of Directors of

Arcus ASA

MICHAEL HOLM JOHANSEN ________________________________ Michael Holm Johansen Styreleder / Chairman	LEENA MARIA SAARINEN ________________________________ Leena Maria Saarinen Styremedlem / Board member
ANN-BETH NINA JOHANNESEN FREUCHEN ________________________________ Ann-Beth Nina Johannesen Freuchen Styremedlem / Board member	NILS KLOUMANN SELTE ________________________________ Nils Kloumann Selte Styremedlem / Board member
CARL ERIK HAGEN ________________________________ Carl Erik Hagen Styremedlem / Board member	INGEBORG FLØNES ________________________________ Ingeborg Flønes Styremedlem / Board member
KIRSTEN ÆGIDIUS ________________________________ Kirsten Ægidius Styremedlem / Board member	ERIK HAGEN ________________________________ Erik Hagen Styremedlem / Board member (ansattrepresentant / employee representative)
ANN THERESE ELISABETH JACOBSEN ________________________________ Ann Therese Elisabeth Jacobsen Styremedlem / Board member (ansattrepresentant / employee representative)	ANNE-MARIE FLÅTEN ________________________________ Anne-Marie Flåten Styremedlem / Board member (ansattrepresentant / employee representative)

IMPORTANT INFORMATION

The securities referred to in this release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This release does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this release has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.